UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38588

OPERA LIMITED

Vitaminveien 4,

0485 Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 4, 2024, titled “Notice of Annual General Meeting to be held on December 3, 2024”
99.2	Notice of the Annual General Meeting and Proxy Statement
99.3	Form of Proxy Card for Holders of Ordinary Shares
99.4	Form of Voting Instruction Card for Holders of ADSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opera Limited

Date: November 4, 2024	By:	/s/ James Yahui Zhou
	Name:	James Yahui Zhou
	Title:	Chairman of the Board and Chief Executive Officer